EXHIBIT 99.18

CONSENT OF EXPERT

We hereby consent to the use of and reference to our name, Roscoe Postle Associates Inc., and report, Technical Report for the Sunrise Property, NWT, dated September 3, 2003, (the “Report”) and the information contained in the Report, as described or incorporated by reference in: (i) Silver Standard Resources Inc.’s Annual Report on Form 40-F for the year ended December 31, 2012, and (ii) Silver Standard Resources Inc.’s Registration Statements on Form S-8 (File No. 333-185498), filed with the United States Securities and Exchange Commission.

Dated this 15th day of March, 2013.

Very truly yours,

Roscoe Postle Associates Inc.

Per:   /s/ William E. Roscoe
William E. Roscoe
Ph.D., P. Eng.
Chairman Emeritus and Principal Geologist